

Mail Stop 4561

November 28, 2016

Axel Hefer
Managing Director
travel B.V.
Bennigsen-Platz 1
40474 Düsseldorf
Federal Republic of Germany

Re: **travel B.V. (f/k/a Turbo Travel Holding B.V.)**
        Registration Statement on Form F-1
        Filed November 14, 2016
        File No. 333-214591

Dear Mr. Hefer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 28, 2016 letter.

Prospectus cover page

1.   You disclose that you intend to take certain actions to simplify your corporate structure following the completion of this offering. Please revise to disclose that you intend to request a tax ruling and provide a cross-reference to a more in-depth discussion of the effects on the company and its stockholders if you do not receive a favorable ruling and how the tax ruling outcome will be communicated to stockholders.

2.   Disclosure added in response to prior comment 1 indicates that it is expected that any decision concerning the post-IPO corporate reorganization will be implemented within sixteen months of the completion of this offering. Please clarify whether the IPO

Structuring Agreement allows for this decision to be implemented more than sixteen months after the completion of this offering, and if so, disclose the circumstances under which this may occur.

3.   You disclose that both immediately following this offering and after the post-IPO merger, you will be a "controlled company" within the meaning of the Nasdaq corporate governance standards. You also disclose that in the event the post-IPO merger is not consummated, the Founders will hold their ownership interest in trivago SE. Please revise to clarify that you will be a "controlled company" if the trivago SE structure is chosen, or advise.

Prospectus summary

Overview

Our business, page 1

4.   We note your response to prior comment 5. If you continue to disclose visits, please define this term upon first use, or provide a cross-reference to its definition, and explain its relation to your revenue, including any limitations.

Summary consolidated financial data, page 17

5.   Please disclose the weighted-average shares used in your computation of pro forma basic and diluted earnings per share and clarify whether this represents the pro forma shares outstanding on a pre-IPO or post-IPO merger basis. To the extent your pro forma EPS is calculated on the post-IPO merger shares outstanding, please revise to clarify how pro forma per share information will be impacted if you do not receive a favorable tax ruling. Also, please confirm that your pro forma calculations do not include any shares being issued in this offering. This comment also applies to your pro forma presentation under selected consolidated financial data.

Material tax considerations, page 169

6.   You disclose here that this section contains a description of certain German, Dutch and U.S. federal income tax consequences. Please remove the term "certain" to clarify that this section addresses all material consequences and make similar revisions throughout this section. For guidance, consider Section III.C.1 of Staff Legal Bulletin No. 19.

7.   We note the disclosure added in response to prior comment 11 and the short-form tax opinions filed as Exhibits 8.1–8.3. Since the tax disclosure in this section serves as the tax opinions, please further revise to clearly identify and articulate the opinions being rendered by counsel. Additionally, we note that a portion of the current disclosure states that "generally" a certain tax consequence will apply or that it is "expected" that a certain

tax consequence will occur. Please revise this section throughout to express a firm opinion for each material tax consequence or explain why such an opinion cannot be given. For guidance consider Section III of Staff Legal Bulletin No. 19.

Consolidated financial statements

Notes to consolidated financial statements

Note 16. Segment information, page F-46

8.   We note your revised disclosure in response to prior comment 14 of the individual countries comprising the Americas and Developed Europe segments. Please revise to also disclose the significant countries comprising the Rest of World segment. In this regard, we note from disclosure on page 77 that Japan had a significant impact on your revenue growth in this segment for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015.

9.   We note your revised disclosure indicating that segment revenue is allocated based on the location of the website, which is consistent with how you monitor and run the business. As we previously noted, the objective of ASC 280-10 is to provide information about the different economic environments in which a company operates. Notwithstanding your response to comment 38 in your letter dated October 14, 2016, please explain further how you determined that allocating revenue by legal entity for enterprise-wide disclosure purposes is a reasonable methodology and consider revising your disclosures to use a methodology similar to your segment allocation. Refer to ASC 280-10-55-22. In your response, tell us whether any revenues attributed to individual countries included in each of your segments were material and clarify how you assess materiality in this regard.

Part II

Information not required in the prospectus

Item 8. Exhibits, page II-2

10.   Since the legality opinions filed as Exhibits 8.1–8.3 appear to be limited to the disclosure contained in your Form F-1 filed November 14, 2016, please provide revised legality opinions that cover any revised prospectus disclosure.

Exhibit 8.3

11.   This legality opinion provides an opinion on statements in the prospectus that "purport to discuss certain federal income tax laws of the United States." Please provide a revised legality opinion that clarifies that the opinion covers the material tax consequences of the

transaction and not only a description of the law. For guidance, consider Section III.C.2 of Staff Legal Bulletin No. 19.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: David C. Boles
        Latham & Watkins (London) LLP